ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the "Company") is for the three-month and six-month periods ended June 30, 2006 compared with the three-month and six-month periods ended June 30, 2005. The Company’s measurement currency and reporting currency is the United States dollar. This MD&A is current to July 31, 2006 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”).  Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Refer to Note 3 of the December 31, 2005 consolidated financial statements for disclosure of the Company’s significant accounting policies. Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Significant differences between Canadian and U.S. generally accepted accounting principles applicable to the Company as at December 31, 2005 are described in Note 21 to the December 31, 2005 consolidated financial statements.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview:

Alamos Gold Inc. is a publicly traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns 100% of the 28,800-hectare Salamandra group of concessions located in the state of Sonora in northwest Mexico. The Salamandra group of concessions includes the Mulatos deposit and more than nine other prospective exploration targets.

The Company achieved commercial production at its Mulatos mine (the “Mine”) on April 1, 2006 based on attaining certain operating and financial thresholds. Phase 1 development of the Mine was completed in February 2006 following the successful commissioning of its three-stage crusher and conveying system.  Phase 1 contemplated ore production of 10,000 tonnes of ore per day. The Company anticipates achieving successful Phase 2 expansion to 15,000 tonnes of crushed ore per day during the third quarter of 2006. The Company has budgeted $20 million in additional mine expenditures for expansion and maintenance capital in 2006, of which $11 million was spent in the six months ended June 2006.

Initial ore production from the Mine is derived from the Estrella Pit, which contains proven and probable reserves of 36.4 million tonnes grading 1.64 grams per tonne of gold (g/t) or approximately 1.9 million contained ounces of gold. Current proven and probable reserves are contained within a measured and indicated resource of 62.2 million tonnes grading 1.51 g/t, or approximately 3 million contained ounces of gold.

The Salamandra group of concessions surrounding the Mine consists of 28,800 hectares of mining claims that contain both advanced and grassroots exploration prospects similar to the Mulatos deposit. There are several advanced exploration projects near the Estrella Pit that have the potential to add resources and reserve ounces to the greater Mulatos deposit, including both mineralization extensions and satellite deposits. In 2005, the Company invested $4.7 million in expanding resources at the El Salto, Mina Vieja, Escondida and El Victor project areas. In December 2005, the Company announced a high-grade discovery at Escondida. Exploration activities in 2006 are focused primarily on underground development and core drilling in the Escondida, El Victor and Gap areas in order to expand resources and define reserves. The Company’s budget for exploration and development activities is $6.5 million for 2006, of which $3.9 million was invested during the six-month period ended June 30, 2006.

Second Quarter 2006 Highlights:

During the three-month period ended June 30, 2006, the Company:

▪

Announced commercial production at its Mulatos Mine in Sonora, Mexico on April 1

▪

Sold 23,780 ounces of gold at an average realized price of $618 per ounce for proceeds of $14.7 million

▪

Produced 24,333 ounces of refined gold and gold in dore at a cash operating cost of $261 per ounce of gold sold

▪

Realized a cash margin per ounce of gold sold of $326 per ounce, a 34% increase from the previous quarter and 103% higher than the Feasibility Study level

▪

Continued its Phase II expansion program to increase throughput by 50% above the Feasibility Study level to 15,000 tonnes of crushed ore per day

▪

Cash provided by operating activities of $1,083,000 in the quarter, and $1,556,000 for the six-month period ended June 30, 2006

▪

Recognized a loss of $287,000 in the quarter and earnings of $285,000 for the six-month period ended June 30, 2006

▪

Restructured its debt by providing an incentive to debenture holders for early conversion into common shares, resulting in 97% of the debentures being converted

▪

Converted all its outstanding warrants into common shares for proceeds of $7 million

▪

Disposed of its La Fortuna property in exchange for 5 million common shares of Morgain Minerals Inc.

Subsequent to quarter end, the Company:

•

Achieved record crusher throughput of 414,000 tonnes of fine crushed ore in July, for an average of 13,400 tonnes per day.

Results of Operations

The Mulatos mine achieved commercial production April 1, 2006. The Company produces gold in dore bars for shipment to a refinery. Gold may be sold in refined form or as dore.

Gold production at the Mine in the second quarter of 2006 was 24,333 ounces of gold in dore and gold sales were 23,780 ounces. On a year-to-date basis, the Mine produced 45,733 ounces of gold and gold sales were 46,450 ounces.  All reported Mine production is subject to final refinery settlement.

The crusher became operational in February 2006 and is achieving improved throughput. In the first quarter of 2006, 30% of the ore stacked on the pad was crushed, with the balance representing run-of-mine (un-crushed) ore. In the second quarter of 2006, 54% of the ore stacked on the pad was crushed. Beginning in July 2006, throughput has advanced to the point where only crushed ore was taken to the pad. Average production in July 2006 was 13,400 tonnes per day.

The tables below outline key production and cost indicators during the first and second quarters of 2006, compared to the fourth quarter of 2005:

Production summary	Q2 2006	Q1 2006	Q4 2005 (1)

Ounces produced	24,333	21,400	5,517

Ore mined – tonnes	1,224,319	1,165,787	634,398
Waste mined – tonnes	2,070,213	2,198,484	2,207,501
Total tonnes mined	3,294,532	3,364,271	2,841,899

Tonnes of ore per day	13,600	13,100	6,896
Tonnes of ore crushed per day (2)	6,800	6,450	N/A

Waste-to-ore ratio	1.69	1.89	3.48

Grade (g/t)	1.65	1.82	1.57

Costs per tonne summary	Q2 2006	Q1 2006	Q4 2005	Feasibility Study (3)
Mining cost per tonne	$1.33	$1.29	$1.56	$0.95

Mining cost per tonne of ore	$3.64	$3.71	$7.00	$2.44
Crushing cost per tonne of ore	$1.99	$2.28	N/A	$1.15
Processing cost per tonne of ore	$1.81	$1.45	$2.31	$1.98
Administration cost per tonne of ore	$1.26	$1.22	$0.99	$0.97

Cost per tonne of ore	$8.70	$8.66	$10.30	$6.54

(1)

Comparable to the pre-production period in the Feasibility Study, where ore was stockpiled

(2)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006. During Q4 2005, the crusher was not operational, accordingly there are no amounts reported during this period

(3)

Average life of mine amounts as reported in the Feasibility Study.

During the second quarter of 2006, both production and costs per tonne were consistent with the first quarter of 2006.

Mining costs were $1.33 per tonne of material in the second quarter of 2006. Mining costs continue to be adversely affected by greater than budgeted drilling expenditures, due to additional drill bit and hammer wear, and increased blasting associated with a higher powder factor being used to provide better fragmentation which should improve crusher throughput. Loader costs are expected to improve when the cost of rental loaders is replaced by a mine-owned loaders in the third quarter of 2006. Haulage costs are expected to improve as run-of-mine ore is discontinued, eliminating long haulage of ore to the leach pad. In addition, loading and hauling costs will be reduced when crushed ore can be placed on the pad with conveyors instead of loaders and trucks. Loading with conveyors is expected to begin in the fourth quarter of 2006.

Crushing and conveying cost was $1.99 per tonne of ore crushed in the second quarter of 2006. Unit crushing costs were adversely affected by low availability and productivity in the crushing circuit, both of which are improving.  Crusher availability has increased from an average of 12 hours a day in April to almost 15 hours a day in July and throughput has increased from 660 tonnes per hour in April to more than 890 tonnes an hour in July. The Company expects further improvements can be achieved.

Processing costs are associated with the leach pads, gold recovery plant and refining activities. The Mine’s expenditures on processing activities continue to be below Feasibility Study levels due primarily to lower than anticipated consumption of key consumables including cyanide and lime. As more sulphide ore is processed, lime costs are expected to increase as additional lime is required to balance the ph level in the leach pad. Futher cost improvements are forecast through the mechanization of the lime application and pad loading processes, eliminating the requirement to convey ore to the pad by truck from the conveyor terminus.

Administration costs in the second quarter of 2006 were adversely affected by higher road maintenance and camp operating costs.

Cash operating cost per ounce of gold sold was $261 in the second quarter of 2006 compared with $308 in the first quarter of 2006. On a year-to-date basis, cash operating costs per ounce of gold sold was $284. Cash operating costs were higher than feasibility due primarily to the higher mining costs noted above and due to expected lower recoveries from run-of-mine ore compared with crushed ore.  Recoveries are expected to improve with the elimination of stacking run-of-mine ore in July 2006, and with a further reduction in crush size. The Company realized a cash margin of $326 per ounce compared with $243 per ounce in the first quarter, based on the realized gold price. The cash margin calculated in the Feasibility Study was $160 per ounce.

The Company expects to reduce the cash cost per tonne of ore by using a higher throughput to achieve economies of scale and to offset higher than expected energy and transportation related costs. Mining costs per tonne of ore are expected to improve through the use of new Company loaders to replace contract loaders; haulage and ore stacking costs are expected to decrease through the elimination of run-of-mine ore and the implementation of a new stacking system in the fourth quarter of 2006. The Company anticipates that higher crusher throughput will increase recoveries from those experienced in the first and second quarters of 2006 and lower the cash operating cost per ounce to the $210 - $225 range by the end of 2006. Average cash operating costs for the year are expected to be $250 per ounce sold. At the current price of gold, royalties are expected to add $30 - $35 to the total cash cost per ounce. Due to lower than budgeted crushed tonnage in the first and second quarter, and the resulting lower than budgeted recoveries from the run-of-mine ore, the Company expects that production will be in the range of 110,000 to 120,000 ounces for 2006, down from previous expectations.

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Mining cost per tonne of ore” is a non-GAAP performance measurement which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating cost per ounce” and “total cash cost per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating cost per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating cost per ounce” reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating cost per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rate in the period. “Total cash cost per ounce” includes “cash operating cost per ounce” plus applicable cash royalties.

Production from the Mine is subject to a sliding scale production royalty commencing on commercial production as defined in the relevant royalty agreement, which at current gold prices above $400 is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs. Valuations are based on average London gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, the Mine’s production to a maximum of 2 million ounces of gold is subject to royalty. Royalties payable on second quarter 2006 revenue are estimated to be $750,000.

Financial Highlights

Prior to July 1, 2005, the Company was a development stage mineral exploration company focused on developing and constructing the Mulatos Mine. Accordingly, comparative quarterly financial results may not reflect the results of mining activities.

A summary of the Company’s financial results for the three and six-month periods ended June 30, 2006 and 2005 is presented below:

	Q2 2006	YTD 2006	Q2 2005	YTD 2005

Cash provided by (used for) operating activities (000)	$1,083	$1,556	($1,599)	($1,844)
(Loss) earnings for the period (000)	($287)	$285	($2,473)	($3,854)
(Loss) per share (1)	($0.08)	($0.07)	($0.03)	($0.05)
Weighted average number of common shares outstanding - Basic	83,289,000	81,532,000	77,147,000	77,121,000

(1) Loss per share includes the debt settlement expense related to the early conversion of convertible debentures that was charged to retained earnings of $5,990,000 or $0.07 per share.

The Company generated cash from operating activities of $1,083,000 in the second quarter of 2006, and $1,556,000 on a year-to-date basis. These amounts are net of investments in working capital of $5,275,000 in the first quarter and $8,585,000 in the six-month period ended June 30, 2006. The Company incurred a loss of $287,000 ($0.08 per share or $nil per share before conversion of convertible debentures) in the second quarter. The second quarter of 2006 was adversely affected by special charges relating to the incentive offering to debenture holders to convert their debenture holdings into common shares. Debt settlement expense of $414,000 was charged to earnings in the period, and $5,990,000 was charged to retained earnings. The Company expects to benefit significantly in future quarters as a result of the early conversion, by eliminating the future interest, accretion and foreign exchange costs associated with the converted debentures. Results for the three and six-month periods ended June 30, 2005 are not comparable as they do not reflect mining activities.

Gold sales

Details of gold sales for the three-month periods ended June 30, 2006, March 31, 2006 and December 31, 2005 are presented below:

	Q2 2006	Q1 2006	Q4 2005

Gold sales – ounces	23,780	22,670	4,950
Gold sales revenues (000)	$14,700	$12,490	$2,285
Realized gold price per ounce	$618	$551	$462
Average gold price for period (London PM Fix)	$627	$554	$484

Assessment of Gold Market

The price of gold continued to increase during the second quarter of 2006 reaching a quarterly high of $725 per ounce on May 12, 2006. The average price for the period was $627 compared with $554 for the first quarter of 2006 and $484 for the fourth quarter of 2005. At July 31, 2006, the gold price was $633.

Operating Expenses and Operating Margins

Operating cash margins in the second quarter of 2006 were $326 per ounce of gold sold, a 34% increase over first quarter level of $243.

Mine operating costs allocated to ounces sold are summarized in the table below for the periods indicated (change % is from Q1-2006 to Q2-2006):

	Q2 2006	Change	Q1 2006	Q4 2005
		%
Gold production – ounces	24,333	+13.7	21,400	5,517
Gold sales – ounces	23,780	+4.9	22,670	4,950

Cash operating costs (000)(1)	$6,195	-11.2	$6,975	$1,970
- Per ounce sold	$261	-15.3	$308	$398

Royalties and production taxes (000)(4)	$750	N/A	-	-
Total cash costs (000)(2)	$6,945	-	$6,975	$1,970
- Per ounce sold	$292	-5.2	$308	$398

Amortization (000)	$2,030	+5.1	$1,931	$477
Accretion of asset retirement obligations (000)	$39	+2.6	$38	$7
Total production costs (000)(3)	$9,014	+0.8	$8,944	$2,454
- Per ounce sold	$379	-3.8	$394	$496

- Realized gold price per ounce	$618	+12.2	$551	$462
- Realized cash margin per ounce (5)	$326	+34.1	$243	$64

Note:  periods are not directly comparable as Q4 2005 had a higher initial waste-to-ore ratio

(1) Cash operating costs is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. Cash operating costs is equivalent to mining and processing costs as reported in the Company’s financial statements.

(2) Total cash costs is a non-GAAP measure which includes all cash operating costs and royalties and production taxes. Total cash costs is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(3) Total production costs is a non-GAAP measure which includes all total cash costs, amortization, and accretion of asset retirement obligations. Total production costs is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(4) Production royalties are included as of April 1, 2006 at 5% of net precious metals revenues.

(5) Realized cash margin per ounce is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses as reported in the Company’s financial statements.

Exploration costs charged to operations during the three-month period ended June 30, 2006 totaled $1,468,000 compared to $147,000 in the same period of 2005. On a year-to-date basis, exploration costs charged to operations were $1,875,000 compared to $389,000 in the six-month period ended June 30, 2005. In the second quarter of 2006, $649,000 was spent on exploring the El Victor zone north of the existing pit; the remaining expenditures in the second quarter were on projects within the Salamandra group. In 2005, the Company changed its accounting policy for exploration costs. Previously, as the Company was in the development stage, exploration costs were capitalized. Under the accounting policy adopted in 2005, certain exploration costs are expensed if the costs do not meet the criteria for classification as mine development costs.

Corporate and administrative expenses of $1,389,000 in the second quarter of 2006 (2006 year-to-date $2,104,000) compared to $1,033,000 in the second quarter of 2005 (2005 year-to-date $1,683,000). The key components of this expense are shown below:

	Q2 2006 ($000)	YTD 2006 ($000)	Q2 2005 ($000)	YTD 2005 ($000)
Salaries and management fees	815	1,126	630	847
Legal, audit and accounting	206	248	71	145
Office and administration	50	203	103	252
Shareholder communications	89	192	102	197
Travel and accommodation	177	195	74	131
Trust and filing fees	52	140	53	111
	1,389	2,104	1,033	1,683

The increase in corporate and administrative expenses in 2006 as compared to the same periods of 2005 is primarily attributable to higher bonuses and salaries related to new corporate staff, and higher accounting and audit fees due to the Company’s planned compliance with the Sarbanes-Oxley Act in 2006. Travel costs are higher in 2006 primarily due to increased travel activity between the Mine and the Company’s head office.

The value of stock-based compensation allocated to expense in the second quarter of 2006 was $640,000 compared with $927,000 in the second quarter of 2005. This reflects both a lower option grant in 2006 and newly implemented vesting provisions which were applicable to the 2006 grant.

Financial Revenues and Expenses

The loss before income tax for the second quarter was adversely impacted by one-time charges relating to the incentive conversion of its debentures. During the quarter the Company offered an incentive conversion to holders of the convertible debentures in the amount of CAD$3 per CAD$1,000 of face value.  As a result, over 97% of the debentures were converted to common shares. The fair market value of the additional share consideration issued as a result of the induced conversion ratio was allocated to the liability and equity elements of the convertible debenture based on the change in relative fair values between the date of issuance and the date of the conversion. Non-cash debt settlement expense of $414,000 was charge to earnings for the period, and $5,990,000 was treated as a capital transaction and charged to retained earnings. The Company incurred additional charges relating to financing costs and foreign exchange as noted below. In the three-month period ended June 30, 2006, non-cash accretion, financing and foreign exchange expense, interest expense and loss on conversion related to the convertible debentures amounted to $2.4 million.

Interest income

In the three-month period ended June 30, 2006, the Company earned $123,000 in interest income compared with $324,000 in the same period of 2005. In the six months ended June 30, 2006, the Company earned $187,000 compared with $605,000 in the comparable period of 2005. Lower interest income in 2006 resulted from lower average cash balances as compared to the prior period. During the first quarter of 2005, the Company completed its CDN$50 million convertible debenture financing and held substantial funds in interest-bearing cash accounts in the second quarter of 2005.

Interest expense

Interest expense is related to the Company’s convertible debenture, bank loan and capital lease obligations.

Interest expense attributable to the convertible debenture was $560,000 for the second quarter of 2006 compared to $553,000 in the same period of 2005 (of which $254,000 was capitalized to construction costs). Future interest charges on the remaining outstanding debentures will be minimal.

Interest charges related to the capital lease obligations are calculated at LIBOR + 4.1%. Interest on the Company’s revolving credit facility is charged at LIBOR + 2.75% on the drawn portion and 0.75% on the un-drawn portion. During the second quarter of 2006, the drawn portion of the Company’s revolving bank loan was approximately $3 million. Interest expense of $245,000 was incurred related to capital leases and the credit facility during the second quarter of 2006. No comparable amounts exist for the same period of 2005 as neither the capital leases nor bank loan were in place during that period.

Financing charges

Financing charges in the second quarter of 2006 were $161,000 (2005 - $34,000) relating to the unamortized balance of the deferred financing account prior to conversion of substantially all of the debentures in the second quarter. For the six month periods ended June 30, 2006 and 2005, financing charges were $301,000 and $88,000 respectively. The unamortized balance of financing charges was accounted for as a cost relating to the conversion of debentures and charged to share capital.

Accretion of convertible debenture discount

Accretion expense in the second quarter of 2006 amounted to $445,000 (2005 - $208,000 net of capitalized accretion). Year-to-date accretion expense in 2006 is $930,000 compared to $453,000 in the same period of 2005. Future accretion charges on the remaining debentures will be minimal.

Foreign exchange loss

Foreign exchange loss in the second quarter of 2006 was $1,010,000 compared with $85,000 in the second quarter of 2005. For the six-months ended June 30, 2006 and 2005, foreign exchange losses of $1,009,000 and $179,000 were incurred.

The Company’s main foreign currency exposure resulted from the CDN$50 million debenture liability due in February 2010, which was partially offset by Canadian dollar deposits and forward purchase contracts. The Company incurred a loss of $560,000 in the second quarter of 2006 based on its un-hedged exposure and costs incurred in closing out its forward contracts after the conversion of the debenture.

The balance of the foreign exchange loss related to the revaluation of its net Mexican peso monetary asset position at a time when the Mexican peso was weakening relative to the United States dollar.  Although this had a negative effect in the quarter, a weakening Peso will have the effect of lowering the cost of operations in future periods as a substantial portion of the Mine’s operating costs are denominated in pesos.

Income Taxes

Future income tax recovery for the second quarter of 2006 was $140,000 compared to $nil in the second quarter of 2005. The Company has provided for future income taxes for the six month period ended June 30, 2006 using an effective tax rate of 36%. Statutory tax rates in Mexico and Canada are 29% and 36% respectively.  At present, it is not expected that current income tax will be payable until 2007.

Summary of Quarterly Results

The following table summarizes quarterly results for the past six quarters. The Company began operations at the Mine in the third quarter of 2005. Accordingly, no gold sales revenue was reported for periods prior to the third quarter of 2005.

The 2005 quarterly amounts presented in the table below were re-stated to reflect the accounting policy the Company adopted in 2005 with respect to mineral exploration.

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YTD 2005	Q1 2006	Q2 2006

Gold production (ounces)	-	-	2,130	5,517	7,647	21,400	24,333
Gold sales (ounces)	-	-	1,000	4,950	5,950	22,670	23,780
Gold sales ($000)	-	-	441	2,285	2,726	12,490	14,700
(Loss) earnings from operations ($000)	(954)	(2,166)	(973)	(2,060)	(6,153)	2,284	2,189
(Loss) earnings for the period ($000)	(1,381)	(2,474)	(2,448)	(3,143)	(9,446)	573	(287)
(Loss) earnings per share ($ per share) - basic	(0.02)	(0.03)	(0.03)	(0.04)	(0.12)	0.01	(0.08)

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the liability portion of a convertible debenture, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at cost, except for the convertible debenture, which approximates its accreted value at each reporting period in United States dollars. The convertible debenture was initially recorded at the discounted value of future cash flows, using the Company’s risk adjusted discount rate of 12.6%, and is adjusted quarterly for changes in the Canadian dollar to United States dollar exchange rate. The Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar.

Approximately 97% of the outstanding convertible debenture was converted into common shares of the Company in June 2006. As a result of the early conversion of this Canadian dollar denominated liability, the exposure to changes in Canadian and United States foreign exchange rates related to this liability has been reduced proportionately.

For the six-month period ended June 30, 2006, the Company recorded a foreign exchange loss of approximately $1 million as compared to a foreign exchange loss of $0.2 million in the six-month period ended June 30, 2005.

In the past, in order to offset the portion of the Canadian dollar debenture liability which was not offset by Canadian dollar denominated assets, the Company entered into agreements to acquire Canadian dollars. In conjunction with the early conversion of convertible debentures, the Company settled $16 million of the outstanding $20 million Canadian dollar contracts in June 2006.  The remaining contract representing $4 million Canadian dollars was settled in early July 2006.

The Company’s cash and cash equivalents are invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity.

The Company incurs operating costs denominated in both the Canadian dollar and the Mexican peso. Accordingly, the Company’s operating costs are affected by changes in foreign exchange rates in those currencies.

The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars as the potential exposure related to the Company’s Canadian dollar denominated operating costs is not considered to be significant.

The Company generally has limited exposure to monetary assets and liabilities denominated in Mexican pesos, however significant outstanding amounts receivable or accounts payable denominated in Mexican pesos could result in a foreign exchange gain or loss. In the second quarter of 2006, the Mexican peso devalued approximately 5% against the US dollar. This resulted in a foreign exchange loss to the Company as a value-added tax receivable balance of approximately 50 million Mexican pesos was outstanding during the period. The Company has elected not to hedge this exposure by buying fixed rate forward contracts in Mexican pesos at this time as the exchange rate for the Mexican peso has been stable in recent years.

At June 30, 2006, the Company had outstanding gold forward contracts to sell 5,800 ounces of gold in July 2006. These contracts were not designated as hedges at inception. The mark-to-market valuation of these contracts resulted in a gain for the six-month period ended June 30, 2006 of $29,000. The Company contracts for future gold sales to closely match expected delivery dates within the current financial quarter. At this time, the Company does not anticipate entering into long-term forward sales contracts as the gold price currently appears to have some upward bias due to strong physical and investment demand. The Company will continually monitor the effectiveness of this policy.

Investment in Mineral Property, Plant and Equipment

Investments in mineral property, plant and equipment were as follows in the three and six-month periods ended June 30, 2006.

Investments in:	Q2 2006 ($000)	YTD 2006 ($000)
Mineral property and mine development	1,386	1,985
Mining plant and equipment	3,473	7,128
Assets under capital lease	3,829	3,822
Office and computer equipment	24	133
	8,712	13,068

During the three and six-month periods ended June 30, 2005, the Company invested approximately $14.8 million and $25.5 million respectively. Capital investments in 2005 were significantly higher due to mine construction.

Year-to-date investments in mineral property and mine development of $2.0 million reflect capitalized exploration and development expenditures at Escondida, Mulatos and El Salto.

In accordance with the Company’s accounting policy for mine development costs, expenditures incurred to develop new ore bodies on mineral properties contiguous with mineral properties with proven and probable reserves are determined to have the characteristics of mine development costs and are capitalized.

In 2006, the Company started its planned expansion of the Mine from a budgeted rate of 10,000 tonnes of ore per day to 15,000 tonnes of ore per day to more closely align production with the capacity at the crusher/conveyor and gold recovery plant. In 2006, $10 million has been budgeted for loaders, dozers, graders and Mine infrastructure to support the Mine expansion, of which approximately $5.1 million was invested in Mine equipment during the first half of 2006.

Significant capital expenditures during the first half of 2006 included $5.1 million invested in Mine equipment (includes equipment financed through capital leases), $2.6 million spent on the crusher and conveying system, and $1.5 million on leach pad expansion.

Long-term investment

On June 15, 2006, the Company disposed of its La Fortuna property and certain inactive subsidiaries for consideration of five million common shares of Morgain Mineral Inc. (“Morgain”), and a 1% net smelter royalty (“NSR”) on future production from the La Fortuna property. The net book value of the La Fortuna property and the inactive subsidiaries approximated the value of the consideration received of $1.1 million. No gain or loss was recognized on this disposition. The consideration received in connection with this transaction has been classified as a non-current asset on the Company’s balance sheet.

Exploration and mine development activities

During 2006, the Company’s exploration activities have focused primarily on resource definition projects. During the six-month period ended June 30, 2006, the Company invested $3.9 million in exploration and development activities of which $2.9 million was incurred in the second quarter. Exploration activities during the first half of the year were primarily focused on development drilling in the Escondida, Escondida Hanging Wall Zone, and El Victor areas, and near-mine exploration drilling at San Carlos and Puerto de Aire. A breakdown of the exploration expenditures by project is presented in the table below:

Project name	Q2 2006 ($000)	YTD 2006 ($000)
Escondida	1,362	1,871
Bajios	159	186
El Realito	221	251
El Victor	649	871
Puerto del Aire	88	88
Other	419	623
	2,898	3,890

A development drift planned to connecting the Escondida and El Victor zones was initiated in 2005 to complete development drilling from underground along a two-kilometer mineralized structural corridor. Total underground development to date is 1,639 meters, including 604 meters in the Escondida deposit, and 1,035 meters in two drifts at El Victor.

Drill stations were established at 50 to 100 meter intervals throughout the length of underground development. Drilling was completed in the Escondida deposit in June, with a total of 128 underground core holes (10,276 meters) drilled.  Two underground core rigs have been moved from Escondida to El Victor, where drilling is in progress. Thirty-one drill holes (1,852 meters) have been drilled to date at El Victor. A bulk sampling drift into the Escondida Hanging Wall Zone is also planned in conjunction with main drift advance.

An update on the Escondida Hanging Wall Zone was issued on March 15, 2006, announcing additional high-grade gold intervals from recently completed drilling designed to further define the zone. High-grade intercepts have been encountered in an area approximately 165 meters long by 75 meters wide. Surface drilling is complete with 64 reverse circulation holes (6,431 meters) and seven large-diameter core holes (194 meters). Assay and logging data for all of the surface drill holes and the majority of the underground drill holes has been completed. A resource estimate for the Hanging Wall Zone is expected  in the third quarter of 2006, followed by the Escondida main deposit estimate in the fourth quarter.

Phase I drilling was recently completed at San Carlos, located at the extreme northeast end of the Escondida – El Victor mineralization trend. The area was selected as a high-priority exploration target based on geologic similarities to the high-grade Escondida Hanging Wall Zone. Two surface reverse-circulation (RC) and one underground rig were allocated to the project. Thirty-three surface holes (6,303 meters) and four underground core holes (353 meters) have been drilled, and have delineated an extensive area of blind silicified breccias. The Company is targeting projections of previously identified high-grade structures and lower-grade bulk-tonnage stratiform mineralization.

Twelve drill holes (2,474 m) have been completed in the Puerto del Aire area, located directly adjacent to the Estrella pit, where high-grade intercepts were encountered in previous drilling.

In addition, the Company completed Phase II drilling at El Realito including step-out drilling of previous intercepts and tests of new targets. Thirty-seven holes (5,219 meters) have been completed. At the West Bajios project, twelve additional holes (2,283 meters) have been drilled in outlying areas testing for mineralization continuity between La Dura to the north and El Halcon to the west.

The Company has budgeted approximately $4 million in 2006 for drifting, drilling and metallurgy for the Escondida/El Victor underground programs.  Approximately $1.6 million is planned for regional exploration, with an additional $0.9 million intended for follow-up work, if warranted.

Liquidity and Capital Resources

In February 2005, the Company issued a $40.3 million (CDN$50 million) 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010, net of a 3.5% underwriters’ fee. The debenture bears interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debenture is convertible into common shares at a rate of 18.86792 common shares for each CDN$100 principal amount of debenture.

In May 2006, the Company received approval from a majority of the holders of the debenture to amend the terms of the trust indenture agreement allow for early conversion of the outstanding debenture. The Company offered debenture holders an incentive conversion ratio, resulting in approximately 97% of the outstanding debentures being converted into common shares of the Company at conversion ratios between 20.5907 and 20.3824 common shares of the Company for each CDN$100 principal amount of debenture.

In conjunction with the conversion, the accrued interest payable to the debenture holders that opted to convert, was paid in common shares at a rate of 18.86792 for each CDN$100 principal amount of debenture.

The early conversion of convertible debentures resulted in the issuance of 10,146,219 common shares and resulted in a reduction in the liability portion of the convertible debenture from $33.7 million at March 31, 2006 to $1.1 million at June 30, 2006. In addition, $0.8 million of accrued interest was settled in common shares.

As at June 30, 2006, the Company had an unsecured $16 million revolving line of credit with a bank, available for general corporate purposes. At the end June 2006, $3 million had been drawn on this facility.  Subsequent to the end of the second quarter 2006, the loan facility was extended in the amount of $10 million at the Company’s option for an additional one-year term.

At June 30, 2006 the Company had $13.5 million in cash and cash equivalents compared to $4.5 million at December 31, 2005. Positive cash flows from operating activities and proceeds of stock option and warrant exercises, net of investing activities have resulted in the increase in the Company’s cash position.

The Company’s working capital position improved significantly during the first half of 2006 from a working capital surplus of $13 million at December 31, 2005 to more than $32 million at the end of June 2006. Cash in-flows during the quarter ended June 30, 2006 included funds received from the exercise of warrants and stock options of $7.5 million (year to date - $17.8 million) and cash flows from operating activities of $6.4 million before changes in non-cash working capital (year to date - $10.1 million). Significant investments in working capital during the second quarter included expenditures of $2.9 million for in-process inventory (year to date - $4.1 million) and $0.7 million in parts and supplies inventory (year to date - $1.4 million). The investment for in-process inventory reflects the cost of pad-loading and stockpiling gold-bearing material undergoing processing into a gold/silver dore product. Additional investment for in-process inventory is likely to continue into the third quarter 2006 as target rates of pad loading continue to increase from second quarter rates.

Accounts payable and accrued liabilities decreased from $5.3 million at December 31, 2005 to $3.1 million at June 30, 2006 due primarily to the accrued interest related to the convertible debenture being settled in common shares of the Company and due to the payment of outstanding amounts owed to construction contractors in the first half of 2006.

Internal Control

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2006 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Off-Balance Sheet Arrangements

The Company has entered into certain foreign exchange forward and gold sales contracts which may, in certain circumstances, be classified as off-balance sheet arrangements. Due to the nature of the contracts entered into, the mark-to-market value of these contracts has been recorded on the balance sheet.

At June 30, 2006, the Company has a contract to acquire CDN$4 million at a fixed exchange rate. The marked-to-market value of this contract at June 30, 2006 was $125,000, which was recorded as an unrealized forward contract gain. This contract was closed in July 2006 with no substantial gain or loss to be recorded in the third quarter of 2006.

At June 30, 2006, the Company had fixed forward contracts to sell 5,800 ounces of gold to counterparties in July 2006, resulting in a mark-to-market loss of $66,000 which was recorded as an unrealized forward contract loss. If the contracts had qualified for hedge accounting treatment and the Company designated the contracts as hedges, the value of the contracts would have been recorded only in the future sales period designated by the Company.

Commitments Table (by Period)

The following table presents information with respect to the Company’s contractual obligations at June 30, 2006.

Payments due by period ($000)

	Total	Less than 1 year	2 - 3 years	4 – 5 years	More than 5 years

Contractual Obligations
Debenture debt obligations	1,588	73	147	1,368
Bank Debt	3,000	3,000
Operating lease	756	108	216	216	216
Capital lease obligations	9,655	1,775	3,940	3,940
Liabilities reflected on the
Company's balance sheet under GAAP of the primary financial statements	4,290				4,290

Related Party Transactions

The Company received consulting services from one director on a fee for services plus retainer basis, resulting in an ongoing commitment. Total contractual fees paid were $26,000 in the six-month period ended June 30, 2006 compared to $34,000 paid in the same period of 2005. These transactions have occurred in the normal course of operation and are measured at their fair value.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

As at July 31, 2006
Common shares
- Common shares outstanding	93,377,413

Stock options
- Average exercise price CDN$4.10. Approximately 79% vested.	5,337,000

Convertible debentures
- Face value CDN$1.5 million. Convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures.	282,264

Risk Factors and Uncertainties

Risk factors and uncertainties are substantially unchanged from those as disclosed in the MD&A accompanying the December 31, 2005 consolidated financial statements.

Outlook

The Company is expected to reach 15,000 tonnes of crushed ore per day in the third quarter of 2006. July production has achieved 89% of that target. Higher gold recoveries from crushed ore and cost control efforts at the Mine are expected to further improve mine operating costs on a per unit basis. The Company expects to reduce its cash operating cost per ounce to between $210 and $225 per ounce of gold in the fourth quarter of 2006, and average $250 per ounce for the year. For 2006, the Company forecasts gold production of between 110,000 and 120,000 ounces of gold in 2006, which is less than its previous target as a result of longer than expected commissioning of the crusher system to obtain targeted throughput.

The early conversion of substantially all of the convertible debentures has significantly reduced the Company’s long-term debt and will improve the Company’s future earnings by eliminating the accretion, interest, amortized financing costs and foreign exchange volatility associated with the convertible debentures. Approximately $1.2 million of recurring charges relating to the debenture will be removed from quarterly earnings. As well, the Company will benefit from a reduction in the effective tax rate as a consequence of eliminating of the accretion charge.

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company's plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining production, operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The nature of risks and uncertainties are discussed more fully in the Annual Information Form filed by the Company available at www.sedar.com.